RF Industries, Ltd.

7610 Miramar Road, Building 6000

San Diego, CA 92126

March 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James—Senior Assistant Chief Accountant

Re:	RF Industries, Ltd.

Form 10-K for the Fiscal Year Ended October 31, 2015

Filed January 28, 2016

File No. 000-13301

Dear Mr. James:

This letter will respond to the Staff’s letter of comments, dated March 15, 2016, to RF Industries, Ltd. regarding additional comments to this company’s above-referenced annual report. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the March 15, 2016 letter.

Form 10-K for the fiscal year ended October 31, 2015

Item 8. Financial Statements

Note 2. Business Acquisitions, page F-11

1. Further to your response to comment 3, please quantify the impact on your financial statements of consolidating Comnet as of November 1, 2014 versus January 20, 2015.

Company Response

If we had accounted for the purchase of Comnet effective as of January 20, 2015 instead of November 1, 2014 in our Annual Report on Form 10-K for the fiscal year ended October 31, 2015, our net sales would have been lower by $1,910,167 (or 6%), our net income would have been reduced by $71,109 (or 7%), and our earnings per share (basic and diluted) would have been lower by $0.008 (or 7%). The following chart summarizes the impact on our October 31, 2015 fiscal year-end income statement of consolidating Comnet as of November 1, 2014 versus January 20, 2015:

	As reported in Form 10-K	As Adjusted (excludes Comnet from Nov. 1, 2014 to January 19, 2015)	Decrease ($ and %)
Net Sales	$32,804,392	$30,894,225	$1,910,167 (6%)
Gross Profit	$11,266,962	$10,807,236	$459,726 (4%)
Operating Expenses	$10,048,784	$9,683,926	$364,858 (4%)
Operating Income	$1,218,178	$1,123,310	$94,868 (8%)
Net Income	$993,836	$922,727	$71,109 (7%)
Earnings Per Share (Diluted)	$0.11	$0.10	($0.008) (7%)

2. Further, your response appears to indicate that you obtained control of Comnet on November 5, 2014 and therefore used that as the acquisition date under ASC 805-10-25-7. However, we note that you valued the stock issued to acquire Comnet based upon the volume weighted average price of your common stock during the five trading days before January 20, 2015. Please explain how your valuation date is consistent with your assertion that you acquired Comnet on November 5, 2014. Refer to ASC 805-30-30-1 and 30-7 which requires you to value the shares issued using their acquisition date fair value.

Company Response

The November 5, 2014 counteroffer (the “Counteroffer”) stated that the purchase price would consist of $1,060,000 worth of our common stock, and that the number of shares to be issued would be determined by dividing the weighted average price of our common stock during the five trading days before the “Closing Date.” The Counteroffer stated that the “Closing Date” was November 1, 2014, or as soon thereafter as possible. In other words, our intention was to issue to Mr. Portera $1,060,000 worth of shares based on the weighted average stock prices for the five days preceding November 1 2014.

In January 2015 Mr. Portera contacted our new Chief Executive Officer and complained that he had been fully cooperating with the sale of Comnet to RF Industries since November 2014, but that he had not been paid the cash portion of the purchase price and that the delays were costing him money because our stock price was decreasing. As a goodwill gesture to Mr. Portera, our CEO agreed to give Mr. Portera his $1,060,000 worth of shares based on the five-day average price before the day the cash portion of the purchase price is paid (i.e. January 20, 2015). For accounting purposes, the purchase price did not change (we paid Mr. Portera $1,060,000 in stock as part of the purchase price, as contemplated in the Counteroffer), only the actual number of shares that we issued changed slightly. By using January 20, 2015 as the pricing date for the shares rather than November 1, 2014, we issued 17,401 more shares to Mr. Portera than he would have been entitled to receive had we insisted on using the November 1, 2014 date set forth in the Counteroffer (i.e., Mr. Portera actually received 252,381 shares based on the January 20, 2015 valuation, rather than 234,980 shares that we were obligated to issue).

We respectfully contend that, since the value of the stock consideration was the same on November 1, 2014 as on January 20, 2015 (i.e. $1,060,000), the issuance of some additional shares should not affect the financial accounting of the acquisition. Furthermore, had we valued the actual number of shares issued (252,381) by the five-day weighted average price based on the November 1, 2014 date, the additional consideration for the additional 17,401 shares would have been worth $78,478. Considering that RF Industries had total assets of over $29 million as of October 31, 2014, we respectfully contend that this amount of additional consideration does not represent a material change to the company’s balance sheet.

3. As part of your response, please explain to us the significant terms of your agreement with Mr. Portera regarding the control of Comnet during the period between November 5, 2014 and January 20, 2015. Explain why you needed to enter into the January 20, 2015 agreement if you already had control of Comnet and what terms of the purchase, if any, were not agreed to in the November 5, 2014 agreement. Tell us whether it was possible for you or Mr. Portera to not sign the January 20, 2015 agreement and the consequences thereof. Tell us whether either party could terminate the November 5, 2014 agreement.

Company Response

As described in our March 10, 2016 letter, we believe that de facto control over Comnet shifted to RF Industries in early November 2014. The November 5, 2014 Counteroffer set forth, in detail, the purchase price to be paid to Mr. Portera for the shares of Comnet, the terms of his two-year employment agreement, and other business terms. The Counteroffer was intended to document the financial and business terms upon which we were purchasing Comnet from Mr. Portera, but was not intended to be the final document that evidenced the transaction. Although not stated in the Counteroffer, it was understood that the parties would further document the agreements set forth in the Counteroffer in a formal instrument that contained customary provisions (such as representations and warranties, indemnification provisions, etc.) and that Mr. Portera’s employment arrangement would be documented in a formal employment agreement (an agreement that confirmed the salary he was receiving since November 1, 2014, his title as President, and his obligation to report to Darren Clark, the President of our Cables Unlimited, Inc. subsidiary). In addition, since the Counteroffer stated that $300,000 of the purchase price was to be placed into an escrow account, that escrow account had to be set up and the escrow terms had to be documented. In other words, while the parties agreed to the sale of Comnet in the Counteroffer, the closing of the sale was still dependent upon the completion of the customary documentation and could be terminated if those documents were not prepared and signed.

While we agreed to purchase Comnet from Mr. Portera based on the Counteroffer, and while Mr. Portera agreed to sell Comnet to us based on the Counteroffer, as explained above, the parties understood that the sale would be documented in formal, customary documents. While the Counteroffer constituted a binding agreement regarding the financial/economic terms, the remaining details of the purchase still had to be negotiated and documented. Accordingly, Mr. Portera could have refused to sign the stock purchase agreement (or any of the related agreements) if those agreements did not reflect the Counteroffer or contain customary terms and provisions. If Mr. Portera had refused to sign the purchase agreement because that agreement did not reflect the Counteroffer or because that agreement contained unreasonable provisions, he could have terminated the sale. However, if Mr. Portera had backed out of the Counteroffer for no valid reason, we believe we would have been entitled to sue him for breach of contract.

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Form 10-K to the undersigned at (858) 549-6340.

Very truly yours,

/s/ MARK TURFLER
Mark Turfler
Chief Financial Officer